

Mail Stop 3720

August 25, 2006

Via U.S. Mail and Fax (619-466-4730)
Mr. Jeffrey W. Flannery
Chief Executive Officer, Chief Financial Officer and Director
The Jackson Rivers Company
550 Greens Parkway
Suite 230
Houston, TX 77067

      Re: The Jackson Rivers Company
             Form 10-KSB/A for Fiscal Year Ended December 31, 2005
             Filed May 26, 2006

             Forms 10-Q for Fiscal Quarter Ended March 31, 2006 and June 30,
             2006
             File No. 333-70932

Dear Mr. Flannery:

      We have reviewed your supplemental response letters dated August 16, 2006 and August 23, 2006 as well as your filing and have the following comments. As noted in our comment letter dated June 28, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-QSB for the Quarter Ended June 30, 2006

Note 2 - Acquisition of UTSI International Corporation, page 5

1.   We note your total purchase price valuation for UTSI is $996,087. Explain to us how you determined the fair value of the Series C Preferred Stock, given as consideration in the merger. In your response, discuss how you assessed the conversion feature that results in the issuance of common stock with a fair value of $2.2 million at the conversion date. Further, tell us how you estimated the fair value of the Series C Preferred Stock in the unaudited pro forma financial statements as of March 31, 2006, as filed on Form 8-K/A. Explain to us why a difference in valuation, if any, exists.

2.   In future filings provide the pro forma information required by paragraph 58 of SFAS 141 in the notes to the financial statements. Also disclose the basis for

determining the value of the preferred stock issued in the merger. Describe the factors that contributed to a purchase price that results in the recognition of goodwill, as required in paragraph 51(d).

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Dave Walz, Staff Accountant, at (202) 551-3358 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director